Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

November 7, 2008

iPath Exchange Traded Notes iPath® Dow Jones-AIG Softs Total Return Sub-IndexSM ETN

iPath Exchange Traded Notes (ETNs) are senior, unsubordinated, unsecured debt securities issued by Barclays Bank PLC delivering exposure to the returns of a market or strategy with the trading flexibility of an equity. The iPath® Dow Jones–AIG Softs Total Return Sub-IndexSM ETN offers investors cost-effective exposure to softs commodities as measured by the Dow Jones–AIG Softs Total Return Sub-IndexSM (the “Index”). Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity date or at early redemption1, based on the performance of the Index, less investor fees.

NOTE DETAILS INDEX SECTOR BREAKDOWN Ticker JJS Sugar 43.16% Intraday indicative value ticker JJS.IV Coffee 33.61% Cotton #2 23.22%

Bloomberg index ticker DJAISOTR CUSIP 06739H230 Primary exchange NYSE Arca Yearly fee 0.75%* Inception date 06/24/08 Maturity date 06/24/38 Index Dow Jones-AIG Softs Total Return Sub-IndexSM

* The investor fee is equal to the Yearly Fee times the principal amount of your securities Sources: Dow Jones, AIG–FP as of 09/30/08. Subject to change. For current weightings, times the index factor, calculated on a daily basis in the following manner: The investor fee on please go to www.iPathETN.com. the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a INDEX CORRELATIONS trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided Dow Jones-AIG Softs Total Return Sub-IndexSM 1.00 by the initial index level. The initial index level is the closing value of the index on the inception

Dow Jones-AIG Commodity Index Total ReturnSM 0.50 date of the securities. S&P GSCI™ Total Return Index 0.31 S&P 500 Index -0.04 ISSUER DETAILS

Lehman Brothers U.S. Aggregate Index -0.01 Barclays Bank PLC long-term, unsecured obligations* MSCI EAFE Index 0.19 S&P rating AA Sources: S&P, Dow Jones and AIG Financial Products Corp., Lehman Brothers, MSCI Inc.,Moody’s rating Aa1 Bloomberg, BGI (09/03—09/08), based on monthly returns.

The iPath ETNs are not rated, but are backed by the credit of Barclays Bank PLC. The iPath ETNs rely on the rating of their issuer, Barclays Bank PLC.

* We have not obtained a rating from any rating organization with respect to the iPath ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. A security rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that any security rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency. Any such lowering, suspension or withdrawal of any rating may have an adverse effect on the market price or marketability of the iPath ETNs.

¹ Investors may redeem at least 50,000 units of the iPath® Dow Jones-AIG Softs Total Return Sub-IndexSM ETN on a daily basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.

iPath® Dow Jones-AIG Softs Total Return Sub-IndexSM ETN

The Dow Jones–AIG Softs Total Return Sub-IndexSM is a sub-index of the Dow Jones–AIG Commodity Index Total ReturnSM and is intended to reflect the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the Index as well as the rate of interest that could be earned on cash collateral invested in specified Treasury Bills. The Dow Jones–AIG Softs Total Return Sub-IndexSM is a multiple-commodity sub-index consisting of the contracts included in the Dow Jones–AIG Commodity Index Total ReturnSM related to soft products. Contracts for three commodities are currently included in the Dow Jones–AIG Softs Total Return Sub-IndexSM: coffee, cotton and sugar.

INDEX TOTAL RETURNS & STANDARD DEVIATION (as of 9/30/08)

1-YEAR RETURN % 3-YEAR RETURN % 5-YEAR RETURN % STANDARD DEVIATION

ANNUALIZED ANNUALIZED% ANNUALIZED*

Dow Jones-AIG Softs Total Return Sub-IndexSM -12.40 -6.37 -4.09 22.16 Dow Jones-AIG Commodity Index Total ReturnSM -3.66 1.90 10.15 17.13 S&P GSCI™ Total Return Index 12.72 0.29 13.27 22.94 S&P 500 Index -21.98 0.22 5.17 10.35 Lehman Brothers U.S. Aggregate Index 3.65 4.15 3.78 3.09 MSCI EAFE Index -30.50 1.12 9.69 13.73

* Based on monthly returns for 09/03—09/08. Sources: S&P, Dow Jones, AIG-FP, Lehman Brothers, MSCI Inc., Bloomberg, BGI.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.An investment in iPath ETNs involves risks, including possible loss of principal. For a description of In addition to factors affecting commodities generally, index components composed of futures the main risks see “Risk Factors” in the applicable prospectus contracts on industrial metals or energy-related commodities may be subject to additional factors specific to industrial metals or energy-related commodities that might cause price volatility. These mayBarclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the include changes in the level of industrial or commercial activity using industrial metals or with high offering to which this communication relates. Before you invest, you should read the prospectus levels of energy demand; the availability and price of substitutes such as man-made or synthetic and other documents Barclays Bank PLC has filed with the SEC for more complete information substitutes or alternative sources of energy; disruptions in the supply chain; adjustments to inventory; about the issuer and this offering. You may get these documents for free by visiting www.iPathETN variations in production costs; costs associated with regulatory compliance, including environmental.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange regulations; and changes in industrial, government and consumer demand, both in individual consuming for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free nations and internationally. Index components composed of futures contracts on agricultural products 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering. may be subject to additional factors specific to agricultural products that might cause price volatility. Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in These may include weather conditions, including floods, drought and freezing conditions; pestilence; the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are changes in government policies; planting decisions; and changes in demand for agricultural products, affiliates of Barclays Bank PLC. both with end users and as inputs into various industries. Index components composed of futures iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured contracts on precious metals may be subject to additional factors specific to precious metals that debt. The Securities are riskier than ordinary unsecured debt securities and have no principal might cause price volatility. These may include disruptions in the supply chain, variations in production protection. Risks of investing in the Securities include limited portfolio diversification, trade price costs, costs associated with regulatory compliance, including environmental regulations, changes in fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to industrial, government and consumer demand, and in the case of gold and silver, precious metal leasing direct investment in index or index components. The investor fee will reduce the amount of your return rates, currency exchange rates, the level of economic growth and inflation and the degree to which at maturity or on redemption, and as a result you may receive less than the principal amount of your consumers, governments, corporate and financial institutions hold physical gold or silver as a safe investment at maturity or upon redemption of your Securities even if the value of the relevant index has haven asset (hoarding) which may be caused by a banking crisis/recovery, a rapid change in the value increased. An investment in iPath ETNs may not be suitable for all investors. of other assets (both financial and physical) or changes in the level of geopolitical tension.

The Securities may be sold throughout the day on the exchange through any brokerage account. There “Dow Jones®”, “AIG®”, “Dow Jones–AIG Commodity IndexSM”, “DJ-AIGCISM”, “Dow Jones–AIG are restrictions on the minimum number of Securities you may redeem directly with the issuer as Commodity Index Total ReturnSM”, “Dow Jones–AIG Agriculture Total Return Sub-IndexSM”, “Dow specified in the applicable prospectus. Commissions may apply and there are tax consequences in the Jones–AIG Aluminum Total Return Sub-IndexSM”, “Dow Jones–AIG Cocoa Total Return Sub-IndexSM”, event of sale, redemption or maturity of Securities. Sales in the secondary market may result in “Dow Jones–AIG Coffee Total Return Sub-IndexSM”, “Dow Jones–AIG Copper Total Return significant losses. Sub-IndexSM”, “Dow Jones–AIG Cotton Total Return Sub-IndexSM”, “Dow Jones–AIG Energy Total Return iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar Sub-IndexSM”, “Dow Jones–AIG Grains Total Return Sub-IndexSM”, “Dow Jones–AIG Industrial Metals markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage Total Return Sub-IndexSM”, “Dow Jones–AIG Lead Total Return Sub-IndexSM”, “Dow Jones–AIG commissions. Livestock Total Return Sub-IndexSM”, “Dow Jones–AIG Natural Gas Total Return Sub-IndexSM”, “Dow Jones–AIG Nickel Total Return Sub-IndexSM”, “Dow Jones–AIG Platinum Total Return Sub-IndexSM”, BGINA and its affiliates, and BCI and its affiliates do not provide tax advice and nothing contained “Dow Jones–AIG Precious Metals Total Return Sub-IndexSM”, “Dow Jones–AIG Softs Total Return herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters Sub-IndexSM”, “Dow Jones–AIG Sugar Total Return Sub-IndexSM”, and “Dow Jones–AIG Tin Total Return contained herein (including any attachments) (i) is not intended or written to be used, and cannot be Sub-IndexSM” are registered trademarks or servicemarks of Dow Jones & Company, Inc. (“Dow Jones”), used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones–AIG seek advice based on your particular circumstances from an independent tax advisor.

Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG The index components for iPath ETNs linked to commodities indexes are concentrated in the Financial Products Corp. (“AIG-FP”), AIG, or any of their respective subsidiaries or affiliates and none of commodities sector. The market value of the Securities may be influenced by many unpredictable Dow Jones, AIG-FP, AIG, or any of their respective subsidiaries or affiliates makes any representation factors, including, where applicable, highly volatile commodities prices, changes in supply and demand regarding the advisability of investing in such Securities. relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other ©2008 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of governmental policies, action and inaction. Index components that track the performance of a single Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and commodity, or index components concentrated in a single sector, are speculative and may typically used with the permission, of their respective owners. 7258-iP-0608 M-034-09008 exhibit higher volatility. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant Not FDIC Insured • No Bank Guarantee • May Lose Value BCY commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

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